UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Praxis Precision Medicines, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74006W207

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74006W207	Page 2 of 14

1.	Names of Reporting Persons Venrock Healthcare Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 906,486 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 906,486 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 906,486 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

(2)	Consists of (i) 185,644 shares and 52,670 shares issuable upon the exercise of immediately exercisable warrants (“Warrants”) held by Venrock Healthcare Capital Partners III, L.P.; (ii) 18,571 shares and 5,270 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC; and (iii) 501,916 shares and 142,415 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P.

(3)	This percentage is calculated based upon the sum of (i) 17,757,069 shares of Common Stock outstanding as of August 9, 2024 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2024 and (ii) 200,355 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 74006W207	Page 3 of 14

1.	Names of Reporting Persons VHCP Co-Investment Holdings III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 906,486 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 906,486 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 906,486 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

(2)	Consists of (i) 185,644 shares and 52,670 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P.; (ii) 18,571 shares and 5,270 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC; and (iii) 501,916 shares and 142,415 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P.

(3)	This percentage is calculated based upon the sum of (i) 17,757,069 shares of Common Stock outstanding as of August 9, 2024 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2024 and (ii) 200,355 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 74006W207	Page 4 of 14

1.	Names of Reporting Persons Venrock Healthcare Capital Partners EG, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 906,486 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 906,486 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 906,486 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

(2)	Consists of (i) 185,644 shares and 52,670 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P.; (ii) 18,571 shares and 5,270 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC; and (iii) 501,916 shares and 142,415 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P.

(3)	This percentage is calculated based upon the sum of (i) 17,757,069 shares of Common Stock outstanding as of August 9, 2024 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2024 and (ii) 200,355 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 74006W207	Page 5 of 14

1.	Names of Reporting Persons VHCP Management III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 906,486 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 906,486 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 906,486 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

(2)	Consists of (i) 185,644 shares and 52,670 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P.; (ii) 18,571 shares and 5,270 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC; and (iii) 501,916 shares and 142,415 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P.

(3)	This percentage is calculated based upon the sum of (i) 17,757,069 shares of Common Stock outstanding as of August 9, 2024 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2024 and (ii) 200,355 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 74006W207	Page 6 of 14

1.	Names of Reporting Persons VHCP Management EG, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 906,486 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 906,486 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 906,486 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

(2)	Consists of (i) 185,644 shares and 52,670 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P.; (ii) 18,571 shares and 5,270 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC; and (iii) 501,916 shares and 142,415 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P.

(3)	This percentage is calculated based upon the sum of (i) 17,757,069 shares of Common Stock outstanding as of August 9, 2024 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2024 and (ii) 200,355 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 74006W207	Page 7 of 14

1.	Names of Reporting Persons Shah, Nimish
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 906,486 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 906,486 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 906,486 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

(2)	Consists of (i) 185,644 shares and 52,670 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P.; (ii) 18,571 shares and 5,270 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC; and (iii) 501,916 shares and 142,415 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P.

(3)	This percentage is calculated based upon the sum of (i) 17,757,069 shares of Common Stock outstanding as of August 9, 2024 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2024 and (ii) 200,355 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 74006W207	Page 8 of 14

1.	Names of Reporting Persons Koh, Bong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 906,486 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 906,486 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 906,486 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

(2)	Consists of (i) 185,644 shares and 52,670 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P.; (ii) 18,571 shares and 5,270 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC; and (iii) 501,916 shares and 142,415 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P.

(3)	This percentage is calculated based upon the sum of (i) 17,757,069 shares of Common Stock outstanding as of August 9, 2024 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2024 and (ii) 200,355 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 74006W207	Page 9 of 14

Introductory Note: This Schedule 13G/A is filed on behalf of Venrock Healthcare Capital Partners III, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP III LP”), VHCP Co-Investment Holdings III, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Co-Investment III”), Venrock Healthcare Capital Partners EG, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP EG”), VHCP Management III, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Management III”), VHCP Management EG, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Management EG” and collectively with VHCP III LP, VHCP Co-Investment III, VHCP EG and VHCP Management III, the “Venrock Entities”), Nimish Shah (“Shah”) and Bong Koh (“Koh”) in respect of the Common Stock of Praxis Precision Medicines, Inc.

Item 1.
(a)	Name of Issuer Praxis

Precision Medicines, Inc.

(b)	Address of Issuer’s Principal Executive Offices

99 High Street, 30th Floor, Boston, MA 02110

Item 2.
(a)	Name of Person Filing
Venrock Healthcare Capital Partners III, L.P.
VHCP Co-Investment Holdings III, LLC
Venrock Healthcare Capital Partners EG, L.P.
VHCP Management III, LLC
VHCP Management EG, LLC
Nimish Shah Bong Koh

(b)	Address of Principal Business Office or, if none, Residence

	New York Office:	Palo Alto Office:

	7 Bryant Park	3340 Hillview Avenue
	23rd Floor	Palo Alto, CA 94304
New York, NY 10018

(c)	Citizenship

All of the Venrock Entities were organized in Delaware. The individuals are both United States citizens.

(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share

(e)	CUSIP Number

74006W207

CUSIP No. 74006W207	Page 10 of 14

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership

(a)	Amount beneficially owned as of September 30, 2024:

Venrock Healthcare Capital Partners III, L.P.	906,486	(1)
VHCP Co-Investment Holdings III, LLC	906,486	(1)
Venrock Healthcare Capital Partners EG, L.P.	906,486	(1)
VHCP Management III, LLC	906,486	(1)
VHCP Management EG, LLC	906,486	(1)
Nimish Shah	906,486	(1)
Bong Koh	906,486	(1)

(b)	Percent of class as of September 30, 2024:

Venrock Healthcare Capital Partners III, L.P.	5.0	%(2)
VHCP Co-Investment Holdings III, LLC	5.0	%(2)
Venrock Healthcare Capital Partners EG, L.P.	5.0	%(2)
VHCP Management III, LLC	5.0	%(2)
VHCP Management EG, LLC	5.0	%(2)
Nimish Shah	5.0	%(2)
Bong Koh	5.0	%(2)

(c)	Number of shares as to which the person has, as of September 30, 2024:

(i)	Sole power to vote or to direct the vote:

Venrock Healthcare Capital Partners III, L.P.	0
VHCP Co-Investment Holdings III, LLC	0
Venrock Healthcare Capital Partners EG, L.P.	0
VHCP Management III, LLC	0
VHCP Management EG, LLC	0
Nimish Shah	0
Bong Koh	0

CUSIP No. 74006W207	Page 11 of 14

(ii)	Shared power to vote or to direct the vote:

Venrock Healthcare Capital Partners III, L.P.	906,486	(1)
VHCP Co-Investment Holdings III, LLC	906,486	(1)
Venrock Healthcare Capital Partners EG, L.P.	906,486	(1)
VHCP Management III, LLC	906,486	(1)
VHCP Management EG, LLC	906,486	(1)
Nimish Shah	906,486	(1)
Bong Koh	906,486	(1)

(iii)	Sole power to dispose or to direct the disposition of:

Venrock Healthcare Capital Partners III, L.P.	0
VHCP Co-Investment Holdings III, LLC	0
Venrock Healthcare Capital Partners EG, L.P.	0
VHCP Management III, LLC	0
VHCP Management EG, LLC	0
Nimish Shah	0
Bong Koh	0

(iv)	Shared power to dispose or to direct the disposition of:

Venrock Healthcare Capital Partners III, L.P.	906,486	(1)
VHCP Co-Investment Holdings III, LLC	906,486	(1)
Venrock Healthcare Capital Partners EG, L.P.	906,486	(1)
VHCP Management III, LLC	906,486	(1)
VHCP Management EG, LLC	906,486	(1)
Nimish Shah	906,486	(1)
Bong Koh	906,486	(1)

(1)	Consists of (i) 185,644 shares and 52,670 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners III, L.P.; (ii) 18,571 shares and 5,270 shares issuable upon the exercise of Warrants held by VHCP Co-Investment Holdings III, LLC; and (iii) 501,916 shares and 142,415 shares issuable upon the exercise of Warrants held by Venrock Healthcare Capital Partners EG, L.P. VHCP Management III, LLC is the general partner of Venrock Healthcare Capital Partners III, L.P. and the manager of VHCP Co-Investment Holdings III, LLC. VHCP Management EG, LLC is the general partner of Venrock Healthcare Capital Partners EG, L.P. Messrs. Shah and Koh are the voting members of VHCP Management III, LLC and VHCP Management EG, LLC.

(2)	This percentage is calculated based upon the sum of (i) 17,757,069 shares of Common Stock outstanding as of August 9, 2024 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2024 and (ii) 200,355 shares issuable upon the exercise of the Warrants described in Footnote 1 above.

CUSIP No. 74006W207	Page 12 of 14

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 74006W207	Page 13 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

Venrock Healthcare Capital Partners III, L.P.		Venrock Healthcare Capital Partners EG, L.P.

By:	VHCP Management III, LLC	By:	VHCP Management EG, LLC
Its:	General Partner	Its:	General Partner

By:	/s/ Sherman G. Souther	By:	/s/ Sherman G. Souther
	Name: Sherman G. Souther		Name: Sherman G. Souther
	Its: Authorized Signatory		Its: Authorized Signatory

VHCP Co-Investment Holdings III, LLC

By:	VHCP Management III, LLC
Its:	Manager

By:	/s/ Sherman G. Souther
Name: Sherman G. Souther
Its: Authorized Signatory

VHCP Management III, LLC		VHCP Management EG, LLC

By:	/s/ Sherman G. Souther	By:	/s/ Sherman G. Souther
	Name: Sherman G. Souther		Name: Sherman G. Souther
	Its: Authorized Signatory		Its: Authorized Signatory

Nimish Shah

/s/ Sherman G. Souther
Sherman G. Souther, Attorney-in-fact

Bong Koh

/s/ Sherman G. Souther
Sherman G. Souther, Attorney-in-fact

CUSIP No. 74006W207	Page 14 of 14

EXHIBITS

A:	Joint Filing Agreement (incorporated by reference to Exhibit A to Schedule 13G filed on June 30, 2023)

B:	Power of Attorney for Nimish Shah (incorporated by reference to Exhibit B to Schedule 13G filed June 30, 2023)

C:	Power of Attorney for Bong Koh (incorporated by reference to Exhibit C to Schedule 13G filed on June 30, 2023)